OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-09071

CUSIP NUMBER
055384200 055384101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BFC Financial Corporation

Full Name of Registrant

Former Name if Applicable

2100 West Cypress Creek Road

Address of Principal Executive Office (Street and Number)
Fort Lauderdale, Florida 33309

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     BFC Financial Corporation (“BFC”) intends to utilize the fifteen-day extension provided by filing this Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission (the “SEC”) and expects to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) with the SEC on or prior to April 15, 2011. Under generally accepted accounting principles, the financial statements of the companies in which BFC holds a controlling interest, including BankAtlantic Bancorp, Inc. and Bluegreen Corporation (“Bluegreen”), both of which are publicly-traded companies, are consolidated in BFC’s financial statements. BFC was unable to timely complete and file the Form 10-K as a result of delays in incorporating and consolidating the final financial statements of these companies for inclusion in BFC’s financial statements to be contained in the Form 10-K. Such delays could not be eliminated without unreasonable effort or expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John K. Grelle	954	940-4900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     BFC is providing the following preliminary financial information: For the year ended December 31, 2010, net loss attributable to BFC is estimated to be approximately $103.9 million, compared to net income attributable to BFC of approximately $27.3 million for the year ended December 31, 2009. The net income attributable to BFC for the year ended December 31, 2009 included the impact of a “bargain purchase gain” of $182.8 million recognized by BFC during the fourth quarter of 2009 in connection with its acquisition of additional shares of Bluegreen’s common stock which resulted in BFC having a controlling interest in Bluegreen. The amount of net income attributable to BFC for the year ended December 31, 2009 has been revised, and the amount of the “bargain purchase gain” has been adjusted, from previously reported amounts. These revisions and adjustments will be described in further detail in the Form 10-K.

FORWARD-LOOKING INFORMATION

     Except for historical information contained herein, the matters discussed in this Notification of Late Filing on Form 12b-25 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. Statements that are not historical facts, including statements that are preceded by, followed by or that include the words “believes,” “anticipates,” “plans,” “expects” or similar expressions and statements, are forward-looking statements. BFC’s estimated or anticipated results, performance or other non-historical facts are forward-looking and reflect BFC’s current perspective on existing trends and information. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. The forward-looking statements are based largely on the current expectations of BFC and are subject to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond BFC’s control. These risks and uncertainties include the risk that the net loss attributable to BFC for the year ended December 31, 2010 may differ from the preliminary amount set forth above and the risk that BFC may be unable to file the Form 10-K with the SEC within the fifteen-day extended filing deadline. For information regarding other risks associated with BFC and its business, readers should refer to BFC’s Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2010, and other reports filed by BFC from time to time with the SEC. Unless required by law, BFC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BFC Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2011	By:	/s/ John K. Grelle

Name: John K. Grelle
Title: Executive Vice President and Chief Financial Officer